

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

February 19, 2008

Mr. Gustave T. Dotoli
Chief Operating Officer and Chief Financial Officer
Packetport.com, Inc.
587 Connecticut Avenue
Norwalk, CT 06854

      Re: **Packetport.com, Inc.**
             Form 10-KSB for the Fiscal Year Ended January 31, 2007
             Filed May 15, 2007
             File No. 0-19705

Dear Mr. Dotoli:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                James Allegretto
                Senior Assistant Chief Accountant